

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Zoltan Nagy
President
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re: Starflick.com**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 9, 2011**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated July 6, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1. It appears that you may be a shell company. Please revise to disclose your status as a shell company or provide analysis that sufficiently addresses why you believe you are not a shell company in light of Rule 405 of the Securities Act.

Front Cover Page of the Registration Statement

2. We note your response to our prior comment three. Please advise as to why you are not currently required to have an IRS Employer Identification Number.

Summary of Our Offering, page 5

Our Business, page 5

3. Please revise to disclose the amount of cash you have in your treasury as of the most recent practicable date, and please revise to place parentheses around all losses.

4. We note your response to our prior comment 73. Please revise to clarify that you will be producing your films in Canada or advise. In this regard, we note your disclosure on page 34 that you will be producing your films in Canada.

5. We note your response to our prior comment 11. Please revise to clarify what you mean by your disclosure that you will solicit funds "probably in the form of a limited partnership."

6. We note your disclosure on page five that you believe that you can produce low budget movies for $75,000 to $100,000 and that in this offering you will raise, if anything, $70,000 to $170,000. Please revise to clarify here why "you will not be able to produce a feature film with the proceeds of this offering regardless of the amount of money raised, without additional outside financing and cost deferral."

Risk Factors, page 7

Risks Associated with Starflick.com, page 7

We will incur additional administrative costs as a result of becoming a public company, page 8

7. Please revise to include an estimate of the additional costs you will incur as a public company.

We must raise additional capital in order to produce a feature film, page 8

8. Please revise to clarify what you mean by your disclosure that the funds raised for a production "will be done on a case by case basis and will depend on the residence of the investor."

Use of Proceeds, page 12

9. Please revise to clarify that you will not use the proceeds of this offering to repay the portion of the $35,434 that Mr. Nagy advanced to you that was not used for expenses related to the offering or advise.

10. We note your disclosure in the fourth paragraph on page 13 that you anticipate that the total cost of the website will be $43,000 and that "[o]f the total cost of the website, [you] intend to use $10,000 from the proceeds for the development of the website and borrow the remaining $33,400 from Zoltan Nagy, [your] sole officer and director." However, we note your disclosure in the table on page 13 that if you raise the maximum in the offering, you intend to use $40,000 from the proceeds of the offering for your website. To the extent that you intend to use only $10,000 from the proceeds of the offering for website expenses, please revise. In addition, please revise your disclosure that you anticipate that the cost of the website will be $43,000 on page 13 with your disclosure on the same page that you intend to spend $43,400 on the website by using $10,000 from the proceeds of the offering and $33,400 from Mr. Nagy.

Plan of Distribution; Terms of the Offering, page 16

11. We note your response to our prior comment 29 that you have removed the statement that
"[n]ews about the investment opportunities with StarFlick will be posted here soon [and]
[p]lease check back with us again or feel free to contact us anytime." However, this
statement is still on your website. Please advise. In this regard, we note your disclosure
on page 17 that you will not utilize the Internet to advertise this offering.

Management's Discussion and Analysis or Plan of Operation, page 19

12. Please revise the second to the last sentence in the first paragraph on page 20 to state as a
belief.

Plan of Operation, page 20

13. Please significantly revise this section to clarify when you intend to accomplish each step
in your business plan and the cost of accomplishing each step. In this regard, we note
that you have identified the length of time certain steps will take but not when you will
begin such steps, and we note your disclosure on page five that you do not intend to begin
operations until 100 days after the completion of this offering. In addition, please clarify
the source of funds you will use to cover the cost of each step in your timeline.

14. Please revise to disclose how you arrived at each cost estimate included in this section.
Alternatively, provide a risk factor to disclose that the costs set forth in this section are
merely estimates and that your costs of producing films may differ significantly.

15. Please revise to clarify what you mean by an "option to acquire a screenplay."

16. We note your disclosure on page 20 that if you raise the minimum amount of proceeds in
this offering, you intend to purchase options to acquire two screenplays and to
commission one screenplay and that Mr. Nagy will loan you $10,000 to accomplish this
goal. If true, please revise your Use of Proceeds section to clarify that you intend to
spend $20,000 on the screenplays if you raise the minimum amount of proceeds in this
offering and that Mr. Nagy will loan you $10,000. In addition, please revise to clarify
whether you have a written agreement with Mr. Nagy, and, to the extent that you do,
please file this agreement as an exhibit to your registration statement.

17. We note your disclosure on page 20 that you expect the final development cost of your
website to be $43,000. Please revise to clarify whether this amount is in addition to the
$20,434 that you have already spent on website development as of March 31, 2011.

18. We note your response to our prior comment 44 and reissue in part. Please advise as to
how you will determine whether a screenplay will appeal to a mass audience. In

addition, please revise to disclose the cost of hiring consultants to help you examine screenplays.

19. Please provide support for your disclosure on page 22 that low budget actors, directors, and cast will usually work for free. Alternatively, please revise to state as a belief.

Business, page 25

20. We note your response to our prior comment 51 and reissue. Please provide support to us for all of the industry data you have included in this section. We note, for example, your statement that major studios control the distribution of films that are produced by independent studios, that major studios have adopted a policy of producing only a relatively small number of films each year, that the demand for filmed entertainment has increased and that small independent film companies have been established to fill the excess demand, that independent film production companies have brought increasing commercial success to the major studios that are distributing their films, that there is a consistent trend of high grossing independent films, that independent films that appeal to specialized audiences are regularly becoming high grossing and that there is an increasing demand for low-budget, independent films in both the international and domestic markets.

21. We note your response to our prior comment 52 and reissue. Please reconcile your disclosure on page 21 that your films must appeal to a mass audience with your disclosure in the last paragraph on page 25 and your disclosure on page 30 that that your motion pictures "will be targeted to specific audiences."

The Digital Video Industry, page 26

22. We note your response to our prior comment 55 and reissue in part. Please provide support for your statements regarding the advantages of DV in the first paragraph on page 27 or revise to state as your belief.

23. We note your response to our prior comment 59 and reissue in part. Please revise your Plan of Operation section to include your timeline and budget for your plans regarding DVD production.

The Internet Industry, page 30

24. Please revise to reconcile your disclosure on page 30 that you do not intend to operate individual sites, viral marketing or linking to Facebook with your disclosure in this section or advise.

25. We note your response to our prior comment 63 and reissue in part. Please revise to reconcile your disclosure on page 30 that you intend to sell your DVDs on the Internet to

"circumnavigate the traditional methods of film distribution: theatrical release, video rental and television" with your disclosure on page 23 that you believe that, "with a proper marketing campaign, [your Internet sites can develop into an effective means to distribute [your] motion pictures after a period of theatrical release."

Feature Film Production, page 32

26. Please revise to clarify what you mean by "ancillary revenue" on page 33.

27. Please reconcile your disclosure regarding "foreign revenue" on page 33, your disclosure regarding appealing to tastes both within the United States and abroad on page 34 and your disclosure on page five that you plan to distribute low-budget films in the United States and possibly Canada with your disclosure on page 34 that you intend to release your films in the United States.

28. We note you response to our prior comment 70 and reissue. Please reconcile your disclosure in the last sentence of the first paragraph of this section that you do not intend to sell shares to finance the production of any film with your disclosure on page 31 that you may offer grants of your stock or options to acquire your stock in order to secure recognizable talent.

Competition, page 34

29. We note your response to our prior comment 67 and reissue in part. Please reconcile your disclosure on page 35 that you plan to produce your motion pictures efficiently by employing talented and established professionals with experience in the industry, your disclosure on page 31 regarding your desire to find recognizable talent and your disclosure on page 22 regarding your plans to obtain the commitment of recognizable acting or directing talent with your disclosure on page 26 that you intend to use an amateur talent pool.

Management, page 38

30. We note your disclosure on page 38 that Mr. Nagy studied film studies at Los Angeles City College in 1993. Please revise to clarify whether Mr. Nagy graduated from Los Angeles City College with a degree in film studies. To the extent that he did graduate with such a degree, please disclose the name of the degree.

Starflick.com Incorporated Financial Statements

Balance Sheet, page F-2

31. We note your response to our prior comment number 81 and the disclosures that have been added to Note 2 in response to our prior comment. However, we continue to have

concern that your recorded website development costs may be impaired given the lack of revenues generated by the Company since its inception. As previously requested, please explain in detail how you evaluated your recorded investment in these website development costs for potential impairment during the period ended March 31, 2011. As part of your response and your revised disclosures, please explain both the method and significant assumptions used in your impairment analysis and provide us with the detailed results of your most recent impairment analysis for these assets. We may have further comment upon review of your response.

Exhibit 5.1

32. Please have counsel revise to change "I" to "we" as the opinion is provided by the Law Office of Conrad C. Lysiak, P.S.

Other

33. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

34. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: <u>Via E-mail</u>
Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak, P.S.